As filed with the Securities and Exchange Commission on January 20, 2006
Registration Nos. 333-
333-        -01
333-        -02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAWAIIAN ELECTRIC COMPANY, INC.
(Exact name of registrant as specified in its charter)

Hawaii	99-0040500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
900 Richards Street,
Honolulu, Hawaii 96813
(808) 543-7771
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
HAWAII ELECTRIC LIGHT COMPANY, INC.
(Exact name of registrant as specified in its charter)

Hawaii	99-0041070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1200 Kilauea Avenue,
Hilo, Hawaii 96720
(808) 935-1171
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
MAUI ELECTRIC COMPANY, LIMITED
(Exact name of registrant as specified in its charter)

Hawaii	99-0047800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
210 West Kamehameha Avenue,
Kahului, Hawaii 96732
(808) 871-8461
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tayne S.Y. Sekimura
Financial Vice President
Hawaiian Electric Company, Inc.
900 Richards Street,
Honolulu, Hawaii 96813
(808) 543-7840
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

David J. Reber, Esq.	Jeffrey J. Delaney, Esq.
Goodsill Anderson Quinn & Stifel	Pillsbury Winthrop Shaw Pittman LLP
A Limited Liability Law Partnership LLP	1540 Broadway
1099 Alakea Street	New York, New York 10036-4039
Honolulu, Hawaii 96813	(212) 858-1000
(808) 547-5600
       Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
       If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
(Calculation of Registration Fee on following page)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered	Unit(1)(2)	Price(1)(2)	Registration Fee

Hawaiian Electric Company, Inc. Notes	$100,000,000	100%	$100,000,000	$10,700

Hawaii Electric Light Company, Inc. Notes	$50,000,000	100%	$50,000,000	$5,350

Maui Electric Company, Limited Notes	$15,000,000	100%	$15,000,000	$1,605

Hawaiian Electric Company, Inc. Guarantees with respect to the Hawaii Electric Light Company, Inc. Notes and the Maui Electric Company, Limited Notes	(3)	(3)	(3)	(3)

Total	$165,000,000	100%	$165,000,000	$17,655

(1)	Estimated solely for the purpose of determining the registration fee.

(2)	Exclusive of accrued interest, if any.

(3)	Pursuant to Rule 457(n), no separate fee is payable for the Guarantees.
       The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 20, 2006.
$100,000,000
Hawaiian Electric Company, Inc.
% Notes due 2036

$50,000,000	$15,000,000
Hawaii Electric Light	Maui Electric Company,
Company, Inc.	Limited
% Notes due 2036	% Notes due 2036
Fully and Unconditionally Guaranteed by
Hawaiian Electric Company, Inc.

       Hawaiian Electric Company, Inc. (“HECO”), Hawaii Electric Light Company, Inc. (“HELCO”) and Maui Electric Company, Limited (“MECO”) (collectively, the “Companies”) are offering $100,000,000, $50,000,000 and $15,000,000 aggregate principal amount, respectively, of their respective Notes due 2036 (referred to as the “HECO Notes”, the “HELCO Notes” and the “MECO Notes”, respectively, and, collectively, as the “Notes”) pursuant to this prospectus.
       The Companies will pay interest on the Notes on March 1 and September 1 of each year. The first such payment will be made on September 1, 2006. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will mature on March 1, 2036. Each of the Companies, at its option, may redeem its Notes, in whole or in part, on any business day on or after                 , 20    , at a redemption price equal to     % of the principal amount of the Notes being redeemed, together with accrued and unpaid interest thereon to the date of redemption. Each of the HELCO Notes and the MECO Notes will be fully and unconditionally guaranteed by HECO.
       The Notes of each Company will be that Company’s senior unsecured obligations and will rank equally with all of its other unsecured and unsubordinated debt outstanding from time to time.
       The address of HECO’s principal executive offices is 900 Richards Street, Honolulu, Hawaii 96813 and its telephone number is (808) 543-7771. The address of HELCO’s principal executive offices is 1200 Kilauea Avenue, Hilo, Hawaii 96720 and its telephone number is (808) 935-1171. The address of MECO’s principal executive offices is 210 West Kamehameha Avenue, Kahului, Hawaii 96732 and its telephone number is (808) 871-8461.
       See “Risk Factors” beginning on page 3 to read about certain factors you should consider before buying the Notes.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Proceeds, Before
	Initial Public		Underwriting		Expenses, to
	Offering Price		Discounts		Each Company

Per HECO Note		%		%		%
Total	$		$		$
Per HELCO Note		%		%		%
Total	$		$		$
Per MECO Note		%		%		%
Total	$		$		$
       The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from                 , 2006 and must be paid by the purchasers if the Notes are delivered after                 , 2006.
       The underwriters expect to deliver the Notes through the facilities of The Depository Trust Company against payment in New York, New York on or about                 , 2006.

Goldman, Sachs & Co.

A.G. Edwards

Lehman Brothers

Merrill Lynch & Co.

Wells Fargo Securities

Prospectus dated                     , 2006.

PROSPECTUS SUMMARY
       The following information should be read together with the information contained in other parts of this prospectus. It may not contain all the information that is important to you. In this prospectus, unless the context otherwise requires, we refer to Hawaiian Electric Company, Inc. (“HECO”) and to its electric utility subsidiaries, Hawaii Electric Light Company, Inc. (“HELCO”) and Maui Electric Company, Limited (“MECO”), collectively, as the “Companies” or “we” or “us”. You should carefully read this entire prospectus to understand fully the terms of the Notes and the related guarantees provided by HECO. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the Notes is appropriate for you. You should also read the information that is “incorporated by reference” from documents filed by HECO with the Securities and Exchange Commission (the “SEC”). This prospectus may add to, update or change information in incorporated documents. If the information in this prospectus is inconsistent with the information in such incorporated documents, the information in this prospectus will apply and supersede that information in the incorporated documents, unless the incorporated documents are filed with the SEC after the date of this prospectus, in which case the information in the incorporated document will apply.
The Companies
       HECO, HELCO and MECO, each a Hawaii corporation, are regulated operating electric public utilities providing the only electric public utility service on the islands of Oahu; Hawaii; and Maui, Lanai and Molokai, respectively. These five islands collectively include approximately 95 percent of the State of Hawaii’s population. The utilities are regulated by the Hawaii Public Utilities Commission (the “PUC”). On December 29, 2005, the Companies applied for PUC approval of the issuance of the Notes. The Notes may not be sold until such approval is obtained.
Ratio of Earnings to Fixed Charges
       HECO’s consolidated ratio of earnings to fixed charges was as follows for the periods indicated:

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

Ratio of Earnings to Fixed Charges	3.39	3.51	3.71	3.36	3.49	3.79	3.24
       For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements and (v) in 2003 and prior years, when the trust subsidiaries were consolidated, the preferred securities distribution requirements of the trust subsidiaries.

The Offering

Securities Offered	$100,000,000 % HECO Notes due 2036
$ 50,000,000 % HELCO Notes due 2036
$ 15,000,000 % MECO Notes due 2036

HECO Guarantees	Each of the HELCO Notes and MECO Notes will be fully and unconditionally guaranteed by HECO.

Ranking	The Notes of each Company will be that Company’s senior unsecured obligations and will rank equally with all of its other unsecured and unsubordinated debt outstanding from time to time. The guarantees of HECO will be senior unsecured obligations of HECO and will rank equally with all of its other unsecured and unsubordinated debt outstanding from time to time, including the HECO Notes. The Notes of each Company will rank junior to any future secured debt incurred by that Company.

Stated Maturity	March 1, 2036, or the next succeeding Business Day.

Optional Redemption	Each of the Companies, at its option, may redeem its Notes, in whole or in part, on any business day on or after , 20 , at a redemption price equal to % of the principal amount of the Notes being redeemed, together with accrued interest to the redemption date.

Sinking Fund	None.

Use of Proceeds	For capital expenditures and to repay short-term indebtedness (including borrowings from affiliates) that was incurred to finance and refinance capital expenditures. See “Use of Proceeds.”

Form and Denomination	The Notes will be issued in fully registered form in denominations of $1,000 and in integral multiples thereof.

DTC Eligibility	Each Company’s Notes will be represented by a global certificate deposited with, or on behalf of, The Depository Trust Company or its nominee. See “Description of the Notes and Guarantees — Book-Entry Notes.”

Trustee	Wells Fargo Bank, National Association.

No Listing	The Notes will not be listed on any national securities exchange.

RISK FACTORS
       An investment in the Notes involves a number of risks, some of which relate to the Companies and others of which relate to the Notes. You should carefully consider the following information, together with the other information in this prospectus and in the documents that are incorporated by reference in this prospectus, about risks concerning the Companies and the Notes before buying any Notes. You should also consider that there may be risks and uncertainties that are not presently known to us or that we currently deem immaterial that may in the future also impair our operations, our financial results and the value of the Notes.
Risks Relating to the Companies
Actions of the PUC are largely outside the control of the Companies and could result in inadequate or untimely rate relief, in rate reductions or refunds or in unanticipated delays, expenses or writedowns in connection with the construction of new projects.
       The rates that we are allowed to charge for our services, and the timeliness of permitted rate increases, are among the most important items influencing our financial condition, results of operations and liquidity. The PUC has broad discretion over the rates that the Companies charge their customers. HECO currently has a rate case pending before the PUC in which it is seeking rate increases largely to recover the costs of capital improvements since its last rate case, the purchase of additional firm capacity and energy from Kalaeloa Energy Partners, L.P., the cost of measures taken to address peak load increases until generation capacity can be added on Oahu and increased operation and maintenance (“O&M”) expenses. In addition, HELCO has notified the PUC of its intention to file a request for a rate increase in spring 2006 intended to recover the cost of improvements to its transmission and distribution lines and the two generating units at its Keahole generating plant that became available for commercial operation since its last rate case in 2000. The increased level of our O&M expenses (including increased retirement benefit costs or other post retirement benefit costs), increased capital expenditures, or other factors could result in the Companies seeking rate relief more often than in the past. Any adverse decision by the PUC concerning the level or method of determining electric utility rates, the returns on equity or rate base found to be reasonable, the potential consequences of exceeding or not meeting such returns, or any prolonged delay in rendering a decision in a rate or other proceeding, could have a material adverse effect on HECO’s consolidated financial condition, results of operations and liquidity.
       We could be required to refund to our customers, with interest, revenues we receive under interim rate orders if and to the extent they exceed the amounts allowed in final rate orders. At the end of September 2005, HECO implemented the interim general rate increase of $53.3 million in annual base revenues granted by the PUC in HECO’s current rate case. At September 30, 2005, HECO had recognized an aggregate of $19 million of revenues with respect to this interim general rate increase and other interim orders regarding certain integrated resource planning costs.
       The rate schedules of each of the Companies include energy cost adjustment clauses under which electric rates charged to customers are automatically adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power. In 2004 PUC decisions approving the Companies’ fuel supply contracts, the PUC affirmed the Companies’ right to include in their respective energy cost adjustment clauses the stated costs incurred pursuant to their respective new fuel supply contracts, to the extent that these costs are not included in their respective base rates, and restated its intention to examine the need for continued use of energy cost adjustment clauses in the pending HECO rate case and in HELCO’s and MECO’s future respective rate cases. While there was no opposition to the continuation of the clause by the parties in the pending HECO rate case, there can be no assurance concerning actions the PUC may take in its final order in the pending HECO rate case or otherwise in the future with respect to these clauses. In addition, there has been some indication that the State Legislature may consider legislation which addresses alternatives to the current energy cost adjustment clauses and, at this time, it is not possible to predict the outcome of those possible deliberations.
       Many public utility projects require PUC approval and various permits (e.g., environmental and land use permits) from other governmental agencies. Difficulties in obtaining, or the inability to obtain, the necessary approvals or permits, or any adverse decision or policy made or adopted, or any prolonged delay in rendering a decision, by an agency with respect to such approvals and permits, can result in significantly increased project costs or even cancellation of projects. Two major capital improvement projects — HECO’s East Oahu Transmission Project and the expansion of HELCO’s Keahole generating plant — have encountered substantial opposition and consequent delay, and the recovery of the costs incurred in connection with these projects has not been determined by the PUC. If a project does not proceed, or if the PUC disallows cost recovery for all or part of the project, project costs may need to be written off in amounts that could result in significant reductions in our consolidated net income.
The Companies are subject to risks associated with the Hawaii economy, volatile U.S. capital markets and changes in the interest rate environment that could result in declines in kilowatthour sales and restrictions on our ability to borrow money.
       Because our core business is providing local electric public utility services in Hawaii, our operating results are significantly influenced by Hawaii’s economy, which in turn is influenced by economic conditions in the mainland U.S. (particularly California) and Asia (particularly Japan) as a result of the impact of those conditions on tourism, which comprises a significant portion of Hawaii’s economy. A decline in the Hawaii economy, or the U.S. or Asian economies, could lead to a decline in our kilowatthour sales and an increase in uncollected billings and have other adverse effects on our business.
       Changes in the U.S. capital markets can also have significant effects on the Companies. For example, our pension income or expense is affected by the market performance of the assets in the master pension trust maintained for our pension plans, and by the discount rate we use to determine the service and interest cost components of our net periodic pension cost (returns).
       We are exposed to interest rate risk primarily due to our periodic borrowing requirements. Interest rates are sensitive to many factors, including general economic conditions and the policies of government and regulatory authorities. We cannot predict future changes in interest rates, nor be certain that interest rate risk management strategies we have implemented will be successful in managing interest rate risk.
       If Standard & Poor’s or Moody’s Investors Service were to downgrade HECO’s long-term debt ratings, or if future events were to adversely affect the availability of capital to the Companies, our ability to borrow could be constrained and our future borrowing costs would likely increase with resulting reductions in our consolidated net income in future periods. Further, if HECO’s ratings were to be downgraded, HECO might not be able to sell commercial paper under current market conditions and might be required to draw on more expensive bank lines of credit or to defer capital or other expenditures.
The Companies could be required to recognize a substantial additional minimum liability for pension and other postretirement benefits.
       Depending on investment results at each year end from the assets held in trust to satisfy our retirement benefit plan obligations and the status of interest rates, the Companies, like many sponsors of defined benefit pension plans, could be required in future years to recognize an additional minimum liability as prescribed by Statement of Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions”. The recognition of an additional minimum liability is required if the accumulated benefit obligation exceeds the fair value of plan assets on the measurement date.

The recognition of the liability would also require the removal of the prepaid pension asset ($101 million as of September 30, 2005) from our consolidated balance sheet and from our rate base and the sum of these amounts (net of taxes) would be recorded as a reduction to stockholders’ equity through a non-cash charge to accumulated other comprehensive income (“AOCI”), and would not affect net income. By application filed on December 8, 2005, we have requested the PUC to permit us to record, as a regulatory asset pursuant to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” any amount that would otherwise be charged to AOCI as a result of recording a minimum pension liability, but no assurance can be given concerning how or when the PUC will act on this request.
       The amount of additional minimum liability and charge to AOCI, if any, that might be recorded could be material and will depend upon a number of factors, including the year-end discount rate assumption, asset returns experienced during the year, any changes to actuarial assumptions or plan provisions, and contributions made by the Companies to the plans during the year. In addition, retirement benefits expenses and cash funding requirements could increase in future years depending on the performance of the U.S. equity markets and trends in interest rates. Retirement benefit expenses based on net periodic pension and other postretirement benefit costs have been an allowable expense for rate-making, and higher retirement benefit expenses, along with other factors, may affect the need to request an electric rate increase.
       If the Companies are required to record substantially greater charges to AOCI in the future, consolidated HECO’s financial ratios may deteriorate, which could result in security ratings downgrades and difficulty (or greater expense) in obtaining future financing. In addition, there may be possible financial covenant violations (although there are no advances currently outstanding under any credit facility subject to financial covenants) as certain of HECO’s bank lines of credit require that it maintain a minimum ratio of consolidated common equity to consolidated capitalization of 35% (actual ratio was 56% as of September 30, 2005).
The Companies are subject to the risks associated with the geographic concentration of our business and lack of interconnections that could result in service interruptions.
       Our business is concentrated on the individual islands we serve in the State of Hawaii. Our operations are more vulnerable to service interruptions than are many U.S. mainland utilities because none of our systems are interconnected with the systems on the other islands we serve. Because of this lack of interconnections, it is necessary to maintain higher generation reserve margins than are typical for mainland utilities to help ensure reliable service. Our reserve margin on Oahu is currently below the level we would like to maintain and this condition will likely continue and be exacerbated by projected load growth until additional generation is brought on line, which is not expected until 2009. Service interruptions, including in particular extended interruptions that could result from a natural disaster or terrorist activity or from unexpected generation unit failures (including when other units are out of service for scheduled maintenance), could adversely impact the kilowatthour sales of some or all of the Companies. A lower reserve margin also means that our generating units are being more heavily utilized, which in turn could contribute to the current and expected trend of increasing O&M costs for the Companies.
Increasing competition and technological advances could cause the Companies to lose customers or render our operations obsolete.
       The generation sector of the electric utility industry is becoming increasingly competitive in Hawaii. Independent power producers, including alternate energy providers, and customer self-generation, with or without cogeneration, continue to be competitive factors. In addition, new technological developments, such as the commercial development of fuel cells or distributed generation, may render our operations less competitive or obsolete.

       The PUC has opened new investigative dockets on distributed generation (“DG”) and competitive bidding. The PUC intends in the DG docket to determine the potential benefits and impact of DG, including combined heat and power (“CHP”) systems, on Hawaii’s electric distribution systems and markets and to develop policies and a framework for DG projects in Hawaii. The PUC intends in the docket to address issues caused by DG projects relating to interconnection matters, ownership and operation of projects (including by electric utilities), rate design and effects on the integrated resource planning process. The competitive bidding docket is intended to evaluate competitive bidding as a mechanism for acquiring or building new electric generating capacity. The Companies cannot predict the ultimate outcome of these investigations or of attempts that might be made by other parties to seek legislative or regulatory action on their competition proposals.
The Companies could suffer losses that are uninsured due to a lack of insurance coverage or limitations on the insurance coverage we do have.
       In the ordinary course of business, we purchase insurance coverages (e.g., property and liability coverages) to protect against loss of or damage to our properties and against claims made by third-parties and employees for property damage or personal injuries. However, the protection provided by such insurance is limited in significant respects and, in some instances, there is no coverage. Certain of the insurance has substantial deductibles or has limits on the maximum amounts that may be recovered. For example:

•	Our overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have an estimated replacement cost of approximately $3 billion and are not insured against loss or damage because the amount of transmission and distribution system insurance available is limited and the premiums are cost prohibitive.

•	We have no business interruption insurance as the premiums for such insurance would be cost prohibitive, particularly since our systems are not interconnected to other systems.
If a hurricane or other uninsured catastrophic natural disaster were to occur, and if the PUC were not to allow the affected electric utility to recover from ratepayers restoration costs and revenues lost from business interruption, the lost revenues and repair expenses could result in a significant decrease in our consolidated net income or in significant net losses for the affected periods. Events like the September 11, 2001 terrorist attacks and financial failures of Enron and other companies have resulted generally in a decreased availability of insurance and higher deductibles, higher premiums and more restrictive policy terms.
Increased federal and state environmental regulation will require an increasing commitment of resources and funds and could result in construction delays or penalties and fines for non-compliance.
       We are subject to federal and state environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health and safety, which regulate the operation of existing facilities, the construction and operation of new facilities and the proper cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires the Companies to commit significant resources and funds toward environmental monitoring, installation of pollution control equipment and payment of emission fees. These laws and regulations, among other things, require that we obtain certain environmental permits in order to construct or operate certain facilities, and obtaining such permits can entail significant expense and cause substantial construction delays. Also, these laws and regulations may be amended from time to time, including amendments that increase the burden and expense of compliance. For example, emission and/or discharge limits may be tightened, more extensive permitting requirements may be imposed and additional substances may become regulated.
       If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in civil or criminal penalties and fines. At the present time, HECO is a named party in an ongoing environmental investigation to determine the nature and extent of actual or potential release of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor and we cannot predict the ultimate cost or outcome of that investigation.
The Companies could be subject to the risk of uninsured losses in excess of our accruals for litigation matters.
       The Companies are involved in routine litigation in the ordinary course of their business, most of which is covered by insurance (subject to policy limits and deductibles). However, other litigation may arise that is not routine or involves claims that may not be covered by insurance. For example, HECO is a defendant in a suit, brought as a purported qui tam and class action, which claims that the State of Hawaii and HECO’s other customers have been overcharged for electricity as a result of allegedly excessive prices charged under a power purchase agreement between defendants HECO and AES Hawaii, Inc. The complaint asserted that HECO’s payments to AES Hawaii, Inc. for power have been “excessive” by over $1 billion since September 1992, and that approval of the power purchase agreement by the PUC in 1989 was wrongfully obtained through alleged misrepresentations or material omissions by the defendants of the estimated future costs under the power purchase agreement compared to the costs that would have been incurred if HECO-owned units had been constructed instead. Although a final judgment dismissing this complaint with prejudice was entered in HECO’s favor on September 17, 2003, one of the plaintiffs has appealed from this dismissal. On July 16, 2004, the Hawaii Supreme Court retained jurisdiction over the appeal (rather than assign the appeal to the Intermediate Court of Appeals) and the matter has been fully briefed and is awaiting decision.
       Because of the uncertainties associated with litigation, there is a risk that litigation against the Companies, even if vigorously defended, could result in costs of defense and judgment or settlement amounts not covered by insurance and in excess of reserves established in the Companies’ financial statements.
Changes in accounting principles and estimates could affect the reported amounts of the Companies’ assets, liabilities and reserves or revenues and expenses.
       The Companies’ financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Changes in these principles or our application of existing accounting principles could materially affect our consolidated financial position or results of operations. Further, in preparing HECO’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change include the amounts reported for utility plant, regulatory assets and liabilities, pension and other postretirement benefit obligations, current and deferred income taxes, contingencies and litigation, variable interest entities and electric utility revenues.
       Our financial statements reflect assets and costs based on cost-based rate-making regulations. Continued accounting in this manner requires that certain criteria relating to the recoverability of such costs through rates be met. If events or circumstances should change so that the criteria are no longer satisfied, our regulatory assets (amounting to approximately $109.5 million as of September 30, 2005) may need to be charged to expense, which could result in significant reductions in our consolidated net income, and our regulatory liabilities (amounting to $213.2 million as of September 30, 2005) may need to be refunded to ratepayers.
Electric utility operations are significantly influenced by weather conditions.
       The Companies’ results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity. In addition, severe weather can be destructive, causing outages, property damage and requiring us to incur additional expenses that may not be recoverable.
Our utility operations depend heavily on third party suppliers of fuel oil and purchased power.
       We rely on fuel oil suppliers and shippers and independent power producers to deliver fuel oil and power, respectively, in accordance with contractual agreements. Approximately 79% of the net energy generated or purchased by the Companies for the first nine months of 2005 was generated from the burning of oil, and purchases of power by the Companies provided about 39% of their total net energy generated and purchased for the same period. Failure or delay by oil suppliers and shippers to provide fuel pursuant to existing contracts, or failure by a major independent power producer to deliver the firm capacity anticipated in its power purchase agreement, could disrupt our ability to deliver electricity, particularly on Oahu where our generation reserve margin is below our preferred level, and require us to incur additional expenses to meet the needs of our customers that may not be recoverable. In addition, as these contractual agreements end, we may not be able to purchase fuel and power on terms equivalent to the current contractual agreements.
Electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated and/or increased operation and maintenance expenses and increased power purchase costs.
       Operation of electric generating facilities involves certain risks which can adversely affect energy output and efficiency levels. Included among these risks are increased prices for fuel and fuel transportation as existing contracts expire (particularly if the PUC were to no longer permit the Companies to pass such price increases through to customers through their energy cost adjustment clauses), facility shutdowns or power interruptions due to insufficient reserve margins or a breakdown or failure of equipment or processes or interruptions in fuel supply, inability to negotiate satisfactory collective bargaining agreements when existing agreements expire or other labor disputes, inability to comply with regulatory or permit requirements, disruptions in delivery of electricity, operator error and catastrophic events such as fires, explosions, floods or other similar occurrences affecting our generating facilities or transmission and distribution systems. As a result of load growth on Oahu and other factors, there currently is an increased risk to generation reliability. Generation reserve margins are lower than considered desirable in light of our circumstances. Existing units are running harder, resulting in more frequent and more extensive maintenance, at times, requiring temporary shut downs of these units. We have taken a number of steps to mitigate the risk of outages, including securing additional purchased power, adding distributed generation at some of our substations and encouraging energy conservation. The marginal costs of supplying growing demand, however, is increasing because of our decreasing reserve margin situation and the rate of this increase is not likely to lessen until after we add our proposed new generating unit on Oahu in 2009.
The Companies may be adversely affected by new legislation.
       Congress and the Hawaii Legislature periodically consider legislation that could have positive or negative effects on the Companies and our customers. For example, Congress adopted the Energy Policy Act of 2005 (the “2005 Act”), which will provide $14.5 billion in tax incentives over a 10-year period designed to boost conservation efforts, increase domestic energy production and expand the use of alternative energy sources, such as solar, wind, ethanol, biomass, hydropower and clean coal technology. The incentives include tax credits and shorter depreciable lives for many assets associated with energy production and transmission. The primary impact of these incentives on the Companies will be the reduction in the depreciable tax life, from 20 years to 15 years, of certain electric transmission equipment placed into service after April 11, 2005. The 2005 Act also replaced the Public Utility Holding Company Act of 1935 with the Public Utility Holding Company Act of 2005. HECO will be a holding company under the Public Utility Holding Company Act of 2005 and, under the rules promulgated under that statute, will be subject to certain books and records maintenance and access requirements and accounting, record retention and filing requirements unless a waiver is obtained from certain of these requirements under a provision permitting such waivers for single-state holding company systems. HECO currently intends to seek such waiver, but there can be no assurance that it will be obtained.
       The 2001 Hawaii Legislature passed a law establishing “renewable portfolio standard” (“RPS”) goals for the Companies, on a consolidated basis, of 7% by December 31, 2003, 8% by December 31, 2005 and 9% by December 31, 2010. The law was amended in 2004 to require electric utilities to meet a renewable portfolio standard of 8% by December 31, 2005, 10% by December 31, 2010, 15% by December 31, 2015 and 20% by December 31, 2020. It may be difficult for the Companies to increase their renewables percentage to these levels, and we cannot predict the consequences of failure to do so.
       The renewable standards law also required the PUC to develop and implement a utility ratemaking structure, which may include performance-based ratemaking, to provide incentives that encourage Hawaii’s electric utilities to use cost-effective renewable energy resources found in Hawaii to meet the RPS goals, while allowing for deviation from the standards in the event that the standards cannot be met in a cost-effective manner or as a result of circumstances beyond the control of the utility which could not have been reasonably anticipated or ameliorated. In November 2004, the PUC initiated a process, consisting of three sets of workshops (two sets of which have been completed) that are intended to lead to the creation of a document forming the basis of a set of rules to be adopted in a rule-making process relating to electric utility rate design. The Companies cannot predict the ultimate outcome of this process.
Risks Relating to the Notes
Obligations under the Notes and the HECO guarantees will be unsecured.
       The obligations of each Company under its Notes will be unsecured and will rank equally in right of payment with all other unsecured and unsubordinated debt of that Company outstanding from time to time. The obligations of HECO under its guarantees of the HELCO Notes and the MECO Notes will also be unsecured and will rank equally in right of payment with all other unsecured and unsubordinated debt of HECO outstanding from time to time. In the event of the bankruptcy, liquidation or dissolution of any of the Companies, assets of that Company would be available to pay obligations under that Company’s Notes (or, with respect to HECO, under its guarantees) pro rata with payments on obligations of equal rank. At September 30, 2005, the principal portion of the unsecured, unsubordinated obligations of HECO (exclusive of short-term borrowings and contingent amounts under HECO’s guarantees of the obligations of its subsidiaries and net of funds on deposit with a trustee and unamortized discount), HELCO and MECO that would have ranked equally with the HECO Notes and the HECO guarantees, the HELCO Notes and the MECO Notes, respectively, was approximately $448 million, $121 million and $144 million.
       Because HECO owns all of the common equity of HELCO and MECO, the HECO Notes will be effectively subordinated to all existing and future liabilities of HECO’s subsidiaries (which, to the extent such existing liabilities constitute the principal portion of the indebtedness of such subsidiaries (net of unamortized discount), was equal to approximately $285 million in the aggregate at September 30, 2005).
       The Indentures (as defined in this prospectus) for the Notes and the HECO guarantees do not limit the amount of secured or unsecured debt that may be incurred by any of the Companies. The Notes of each Company will rank junior to any future secured debt incurred by that Company. As of the date of this prospectus, none of the Companies had any secured debt outstanding. The Companies anticipate that they will continue to make substantial capital expenditures in the future. They also might make acquisitions, some of which may be significant, and the funding for which may be generated, in whole or in part, from the incurrence of indebtedness. The incurrence of indebtedness to fund capital expenditures or acquisitions, which in each case could be secured and, therefore, senior to the Notes, could result in a downgrading of HECO’s credit rating and have an adverse effect upon the market value of the Notes. Also, the provisions of the Indentures and the HECO guarantees do not afford holders of the Notes protection in the event of a highly leveraged or other transaction involving the Companies, or in the event of a change in control, that may adversely affect holders of the Notes. See “Description of the Notes and Guarantees.”
There has been no prior market for the Notes.
       The Notes constitute a new issue of securities with no established trading market and there can be no guarantee that a trading market for the Notes will develop or, if a trading market for the Notes does develop, of the depth of that market and the ability of holders to easily sell their Notes. The Notes will not be listed on any securities exchange. In addition, there can be no assurance about the market prices for the Notes. Accordingly, the Notes that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the Notes.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
       HECO, a Hawaii corporation, was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, and became a wholly-owned subsidiary of Hawaiian Electric Industries, Inc., a Hawaii corporation, as a result of a corporate reorganization completed on July 1, 1983. HECO’s principal business and executive offices are located at 900 Richards Street, Honolulu, Hawaii 96813 and its telephone number is (808) 543-7771.
       HECO owns all of the common stock of MECO, acquired in 1968, and HELCO, acquired in 1970. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894, and its principal business and executive offices are located at 1200 Kilauea Avenue, Hilo, Hawaii 96720, and its telephone number is (808) 935-1171. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and its principal business and executive offices are located at 210 West Kamehameha Avenue, Kahului, Hawaii 96732, and its telephone number is (808) 871-8461.
       HECO, HELCO and MECO are regulated operating electric public utilities engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Oahu; Hawaii; and Maui, Lanai and Molokai, respectively. These five islands had a combined population on December 31, 2004 estimated at 1,202,000, or approximately 95 percent of the State of Hawaii’s total population, and a service area of approximately 5,766 square miles. The principal communities served include Honolulu (on Oahu), Hilo and Kona (on Hawaii) and Wailuku and Kahului (on Maui). The service areas also include numerous suburban communities, resorts, U.S. Armed Forces installations and agricultural operations.
       The Companies provide the only electric public utility service on the islands they serve. The following table sets forth the number of electric customer accounts as of December 31, 2002, 2003 and 2004 and the related electric sales revenues by Company for each of the years then ended:

	2002		2003		2004

	Customer	Electric Sales	Customer	Electric Sales	Customer	Electric Sales
	Accounts	Revenues	Accounts	Revenues	Accounts	Revenues

	(Dollars in thousands)
HECO	283,161	$865,608	286,677	$960,717	288,456	$1,050,388
HELCO	66,411	191,589	68,893	213,268	71,594	240,947
MECO	59,983	191,029	61,423	213,806	61,996	250,750

	409,555	$1,248,226	416,993	$1,387,791	422,046	$1,542,085

       Revenues from the sale of electricity in 2004 were from the following types of customers in the proportions shown:

	HECO	HELCO	MECO	Total

Residential	32%	41%	37%	34%
Commercial	32	41	34	34
Large light and power	35	18	29	31
Other	1	—	—	1

	100%	100%	100%	100%

       Kilowatthour sales of HECO and its subsidiaries follow a seasonal pattern, but they do not experience the extreme seasonal variation like some electric utilities on the mainland. The seasonal variation in sales is largely the result of corresponding mild variations in weather. Sales tend to increase in the warmer summer months, probably as a result of increased demand for air conditioning and refrigeration. However, the weather in Hawaii is generally temperate, and Hawaii does not experience the wide range of fluctuations in temperature and humidity seen in the hot summers and cold winters in some parts of the mainland.
       HECO and its subsidiaries derived approximately 10%, 10% and 9% of their operating revenues from the sale of electricity to various federal government agencies in 2004, 2003 and 2002, respectively.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
       The following selected consolidated financial information should be read in conjunction with HECO’s consolidated financial statements and the notes thereto, selected financial data, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk” included in the documents incorporated by reference in this prospectus. The consolidated Income Statement and Operating Data for each of the years in the three-year period ended December 31, 2004 are derived from, and are qualified by reference to, the audited consolidated financial statements included in the documents incorporated by reference in this prospectus. The consolidated Income Statement and Operating Data for the nine-month periods ended September 30, 2005 and 2004, and the Capitalization Data as of September 30, 2005, are derived from unaudited consolidated financial statements incorporated by reference in this prospectus, which, in the opinion of management, include all material adjustments necessary for a fair presentation of HECO’s consolidated financial position as of September 30, 2005 and results of operations for the nine-month periods ended September 30, 2005 and 2004. The results of operations for the nine-month period ended September 30, 2005 may not necessarily be indicative of the results to be expected for the full calendar year. The historical results are not necessarily indicative of the results of operations to be expected in the future.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Income Statement Data:
Operating Revenues	$1,252,929	$1,393,038	$1,546,875	$1,124,103	$1,292,374
Operating Expenses:
Fuel Oil	310,595	388,560	483,423	340,166	447,064
Purchased Power	326,455	368,076	398,836	292,491	329,671
Other Operating Expenses	480,722	511,564	543,324	394,620	430,336

Total Operating Expenses	1,117,772	1,268,200	1,425,583	1,027,277	1,207,071

Operating Income	$135,157	$124,838	$121,292	$96,826	$85,303

Allowance for Equity Funds Used During Construction	$3,954	$4,267	$5,794	$5,056	$3,675
Income Before Interest and Other Charges(1)	$142,252	$131,008	$130,218	$104,768	$91,789
Allowance for Borrowed Funds Used During Construction	$1,855	$1,914	$2,542	$2,236	$1,460
Income Before Preferred Stock Dividends of HECO(2)	$91,285	$79,991	$82,257	$68,743	$55,426
Net Income for Common Stock	$90,205	$78,911	$81,177	$67,933	$54,616
Operating Data:
Average Fuel Oil Cost Per Barrel	$29.10	$36.23	$42.67	$40.38	$52.85
Kilowatthour Sales (Millions)	9,544	9,775	10,063	7,516	7,538

	As of September 30, 2005

	Actual		As Adjusted (3)

	(Dollars in thousands)
Capitalization Data:
Short-Term Borrowings(4)	$125,001	6%	$—	—%
Long-Term Debt, Net(5)	765,009	39	930,009	46
Preferred Stock Without Mandatory Redemption Requirements	34,293	2	34,293	2
Common Stock Equity	1,038,013	53	1,038,013	52

Total Capitalization	$1,962,316	100%	$2,002,315	100%

(1)	Income Before Interest and Other Charges includes Operating Income plus the Allowance for Equity Funds Used During Construction and nonoperating income.

(2)	Income Before Preferred Stock Dividends of HECO includes Income Before Interest and Other Charges, less interest (reduced by Allowance for Borrowed Funds Used During Construction), amortization of net bond premium and expense, preferred stock dividends of HELCO and MECO and, prior to January 1, 2004, distributions on the preferred securities of HECO’s trust subsidiaries.

(3)	Adjusted to reflect the issuance and sale of the Notes and the application of the net proceeds therefrom. See “Use of Proceeds.”

(4)	Inter-company borrowings have been eliminated in consolidation.

(5)	Comprised of (i) $713 million (net) of unsecured and unsubordinated indebtedness of the Companies for borrowings of the proceeds of special purpose revenue bonds sold for the benefit of the Companies by the Department of Budget and Finance of the State of Hawaii and (ii) $52 million of subordinated indebtedness of the Companies for borrowings of the proceeds of the sale of trust preferred securities by HECO Capital Trust III.

SELECTED CONSOLIDATING FINANCIAL INFORMATION
       The following table summarizes certain financial information for the Companies on a consolidated basis (“HECO Consolidated”) and for HELCO and MECO, individually, as of and for the periods indicated. None of the information in the table is audited, except that the financial information for HECO Consolidated as of December 31, 2004 is derived from the audited financial statements of HECO for the year ended December 31, 2004 that are incorporated by reference in this prospectus.

	HECO Consolidated		HELCO		MECO

	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2004	2005	2004	2005	2004	2005

	(In thousands)
Balance Sheet Data:
Current Assets	$384,544	$430,083	$58,978	$63,816	$65,976	$77,660
Noncurrent Assets	2,495,071	2,568,662	500,985	517,705	427,873	433,255

	$2,879,615	$2,998,745	$559,963	$581,521	$493,849	$510,915

Common Stock Equity	$1,017,104	$1,038,013	$186,505	$190,694	$189,413	$194,445
Preferred Stock Without Mandatory Redemption Requirements	34,293	34,293	7,000	7,000	5,000	5,000
Current Liabilities	334,227	377,887	77,186	87,047	39,524	44,549
Noncurrent Liabilities	1,493,991	1,548,552	289,272	296,780	259,912	266,921

	$2,879,615	$2,998,745	$559,963	$581,521	$493,849	$510,915

	HECO Consolidated		HELCO		MECO

	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,

	2004	2005	2004	2005	2004	2005

	(In thousands)
Income Statement Data:
Operating Revenues	$1,124,103	$1,292,374	$175,186	$211,860	$184,206	$216,391
Operating Income	$96,826	$85,303	$16,486	$17,364	$23,203	$20,924
Net Income for Common Stock	$67,933	$54,616	$10,068	$10,726	$15,770	$14,578

CAPITAL EXPENDITURE PROGRAMS AND FINANCING REQUIREMENTS
Capital Expenditure Programs
       Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Gross capital expenditures requiring the use of cash totaled approximately $212 million in 2004, of which $133 million was attributable to HECO, $49 million to HELCO and $30 million to MECO. Approximately 48% of the 2004 gross capital expenditures was for transmission and distribution projects and approximately 42% was for generation projects, with the balance for general plant and other. Cash contributions in aid of construction received in 2004 totaled $9 million. For the first nine months of 2005, gross capital expenditures requiring the use of cash totaled approximately $92 million for HECO, $37 million for HELCO and $23 million for MECO.
       The Companies’ current consolidated forecast of net capital expenditures, which excludes from gross capital expenditures the allowance for funds used during construction (“AFUDC”) and capital expenditures funded by third-party contributions in aid of construction, for the five-year period 2006 through 2010, is currently estimated to total approximately $0.8 billion. Approximately 50% of gross capital expenditures forecast for this period, including AFUDC and third-party contributions in aid of construction, is for transmission and distribution projects, with 42% for generation projects and the remaining 8% for general plant and other. These estimates do not include expenditures, which could be material, that would be required to comply with cooling water intake structure regulations adopted by the EPA in 2004, or the proposed Clear Skies Bill, if adopted by Congress.
       Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of kilowatthour sales and peak load, the availability of purchased power and changes in expectations concerning the construction and ownership of future generating units, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, the impacts of demand side management programs, the effects of opposition to proposed construction projects and requirements of environmental and other regulatory and permitting authorities.
Financing Requirements
       The Companies’ consolidated financing requirements for the years 2006 through 2010, primarily for net capital expenditures, are currently estimated to total approximately $0.8 billion. HECO’s consolidated internal sources (primarily consolidated cash flows from operations comprised mainly of net income, adjusted for noncash income and expense items such as depreciation, amortization and deferred taxes, and changes in working capital), after the payment of common stock and preferred stock dividends, are currently not expected to provide sufficient cash to meet consolidated financing requirements and to reduce the level of short-term borrowings. Debt financing is expected to be required to fund this shortfall and any unanticipated expenditures not included in the 2006 through 2010 forecast, such as increases in the costs of or an acceleration of the construction of capital projects, unbudgeted acquisitions or investments in new businesses and significant increases in contributions to retirement benefit plans.
       The Companies participate in pension and other postretirement benefit plans. Funding for the qualified pension plans is based upon actuarially determined contributions that consider the amount deductible for income tax purposes and the funding requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Although the Companies were not required to make any contributions to the pension plans to meet minimum funding requirements pursuant to ERISA for 2005, 2004 or 2003, they did make voluntary contributions in those years. With respect to the postretirement benefits plans, the Company’s policy is to comply with directives from the PUC to fund the costs. Additional contributions to the retirement benefit plans may be required, or may be made even if not required, and such contributions could be in amounts substantially in excess of the amounts currently included in the Companies’ forecast of their consolidated financing requirements for the period 2006 through 2010.
       The PUC must approve issuances of long-term debt for HECO, HELCO and MECO and an application has been filed requesting that the PUC approve the issuance of the Notes.
WHERE YOU CAN FIND MORE INFORMATION
       The Companies have filed a registration statement with the SEC. This prospectus is part of the registration statement, but the registration statement also contains additional information and exhibits. HECO also files annual, quarterly and current reports and other information with the SEC. You may read and copy the registration statement and any document that HECO files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies (such as HECO) that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC’s web site. HECO’s SEC filings, and other information on the Companies, may also be obtained on the Internet at www.hei.com, the web site for Hawaiian Electric Industries, Inc., the parent company of HECO, but information contained on this web site does not constitute part of this prospectus.
       The SEC allows HECO to “incorporate by reference” the information that it files with the SEC, which means that HECO can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care. Later information that HECO files with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. HECO has filed with the SEC (File No. 1-4955) and incorporates by reference the documents below:

•	Annual Report on Form 10-K for the year ended December 31, 2004.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

•	Current Reports on Form 8-K filed January 6, 2005, January 18, 2005, January 25, 2005, February 2, 2005, February 8, 2005, April 26, 2005, May 12, 2005, May 19, 2005, July 26, 2005, September 19, 2005, September 29, 2005, November 1, 2005, November 8, 2005, November 9, 2005, December 14, 2005 and January 20, 2006.

•	Any future filings made by HECO with the SEC under Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934 (the “Exchange Act”) if the filings are made prior to the time that all of the Notes are sold in this offering.
       You may request a free copy of these filings by writing or telephoning us at the following address:
Hawaiian Electric Company, Inc.
Attn: Treasurer
P.O. Box 2750
Honolulu, Hawaii 96840
Telephone: 808-543-7893
       HELCO and MECO are not required to provide separate financial statements and other separate disclosures since all of their voting capital stock is owned, and their registered securities have been fully and unconditionally guaranteed, by HECO. The financial statements of HELCO and MECO will continue to be consolidated into HECO’s financial statements. HECO’s financial statements will also continue to include, in accordance with Rule 3-10(i) of Regulation S-X, a footnote providing consolidating financial information, with separate columns for (i) HECO, (ii) HELCO, (iii) MECO, (iv) any other subsidiary of HECO, (v) consolidating adjustments and (vi) total consolidated amounts, but may omit item (iv) so long as HECO’s subsidiaries other than HELCO and MECO are minor subsidiaries.
       You should read and rely only on the information incorporated by reference or provided in this prospectus. HECO has not, and the underwriters have not, authorized any other person to provide you with different information. HECO and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or in the documents incorporated by reference is accurate only as of the date of those documents. The business, financial condition, results of operations and prospects of the Companies may have changed since those dates.
FORWARD-LOOKING STATEMENTS
       This prospectus, which includes the documents incorporated by reference, contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Exchange Act and the Securities Act of 1933 apply to forward-looking statements made by the Companies. Forward-looking statements, which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “predicts”, “estimates” or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements.
       Forward-looking statements are based on current expectations and projections about future events and are subject to risks and uncertainties about HECO and its subsidiaries, the performance of the industry in which they do business and economic and market factors, among other things. These factors include the risks and uncertainties identified in this prospectus (including under “Risk Factors”) and in the incorporated documents. Forward-looking statements are not guarantees of future performance and the actual results that the Companies achieve may differ materially. In addition, forward-looking statements speak only as of the date of the document in which they are made and, except for its ongoing obligations to disclose material information under the federal securities laws, HECO assumes no obligation to update these statements.
USE OF PROCEEDS
       The net proceeds from the sale of the HECO Notes will be approximately $           million after the deduction of underwriting discounts and HECO’s expenses. It is anticipated that the net proceeds from the sale of the HECO Notes will be used by HECO for capital expenditures and/or to repay short-term borrowings (including borrowings from affiliates) incurred for capital expenditures or to refinance short-term borrowings used for capital expenditures. As of December 31, 2005, the short-term indebtedness of HECO consisted of approximately $136.2 million of commercial paper and $5.3 million of borrowings from MECO. Such commercial paper bears interest at rates ranging from 4.40% to 4.51% and had maturities ranging from 13 days to 20 days. The borrowings from MECO bear interest at rates equal to the average of the effective 7-day Treasury Repurchase rate quoted by Merrill Lynch, Pierce, Fenner & Smith Incorporated on each Friday during the month, calculated in arrears after the end of each month and applied to the fluctuating balances during the month (computed on the basis of a 365-day year, actual days). The rate for borrowings in the month of December 2005 was 3.94% and the borrowings as of December 31, 2005 had maturities of up to 339 days, subject to HECO’s right to prepay such borrowings, in whole or in part, at any time.
       The net proceeds from the sale of the HELCO Notes will be approximately $           million after the deduction of underwriting discounts and HELCO’s expenses. It is anticipated that the net proceeds from the sale of the HELCO Notes will be used by HELCO for capital expenditures and/or to repay short-term borrowings from HECO incurred for capital expenditures or to refinance short-term borrowings used for capital expenditures. As of December 31, 2005, the short-term indebtedness of HELCO, consisting of borrowings from HECO, totaled approximately $49.7 million. Interest on such borrowings is calculated in arrears after the end of each month and applied to the fluctuating balances during the month, at rates equal to HECO’s effective weighted-average rate on short-term external borrowings. If HECO has no external borrowings, HELCO is charged a rate equal to the average of the effective rate for 30-day dealer-placed commercial paper quoted by the Wall Street Journal on each Friday during the month, plus fifteen basis points (.15%). The rate for borrowings during the month of December 2005 was 4.42% and HELCO’s borrowings as of December 31, 2005 had maturities of up to 339 days, subject to HELCO’s right to prepay such borrowings, in whole or in part, at any time.
       The net proceeds from the sale of the MECO Notes will be approximately $           million after the deduction of underwriting discounts and MECO’s expenses. It is anticipated that the net proceeds from the sale of the MECO Notes will be used by MECO for capital expenditures.
DESCRIPTION OF THE NOTES AND GUARANTEES
General
       The aggregate principal amounts and Stated Maturities of, and the interest rates borne by, the respective Notes of each of the Companies offered hereby are set forth on the cover page of this prospectus.
       The Notes will be issued by each of the Companies as an individual series under their respective separate indentures, each dated as of March 1, 2006, (each, respectively, an “Indenture” and, collectively, the “Indentures”), between each of the Companies, as issuer, and Wells Fargo Bank, National Association, as trustee (“Trustee”). The Notes and all other series of debt securities hereafter issued under the Indentures are collectively referred to as the “Indenture Securities.” HECO will be a party, in its capacity as guarantor, to the Indentures of HELCO and MECO. Other than the provisions relating to HECO’s guarantees in the Indentures of HELCO and MECO, the Indentures contain substantially similar provisions. Unless otherwise stated, the following summaries of the Notes, Indenture Securities and the Indentures apply separately to each Indenture and to the Notes and Indenture Securities issued thereunder. References to the “Company” herein are to HECO, HELCO and MECO, as the case may be, as the issuer of Notes under its respective Indenture. Words capitalized and not otherwise defined herein have the meanings given to them in the Indentures. The summaries herein concerning the Notes, the Guarantees and the Indentures do not purport to be complete and are qualified in their entirety by express reference to the Notes, the Guarantees and the Indentures. A copy of the form of each Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular provisions of the Indentures or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference.
       The Indentures provide that, in addition to the Notes, additional debt securities may be issued thereunder, without limitation as to aggregate principal amount. The Indentures do not limit the amount of other debt, secured or unsecured, which may be issued by each Company and each Company anticipates incurring additional debt in connection with its respective capital expenditure programs, principally in the form of loans of the proceeds from the sale of special purpose revenue bonds, short-term borrowings and/or the sale of additional Indenture Securities under their respective Indentures. The Notes of each Company will be senior unsecured obligations of that Company and will rank equally with all of its other unsecured and unsubordinated debt outstanding from time to time. The HECO guarantees will be senior unsecured obligations of HECO and will rank equally with all of its other unsecured and unsubordinated debt outstanding from time to time, including the HECO Notes.
       Each of the Companies also has the ability to issue secured debt, subject to certain restrictions in agreements between HECO and insurers of special purpose revenue bonds issued for the benefit of the Companies. The Notes of each Company will rank junior to any future secured debt incurred by that Company. As of the date of this prospectus, none of the Companies had any secured debt outstanding.
       Each Note will mature on the date stated on the face of the Note (each such date being a “Stated Maturity”). “Business Day” with respect to each Note means any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in the State of New York or the city in which is located any office or agency maintained for the payment of principal of or interest on such Note are authorized or required by law, regulation or executive order to remain closed. “Maturity” with respect to each Note means the date on which the principal of such Note becomes due and payable as provided in the respective Indenture, whether at the Stated Maturity, by declaration of acceleration, upon call for redemption or otherwise.
       The Company and the Trustee, or the agents of either, may treat the Person in whose name the Note is registered as the absolute owner of such Note for all purposes and any notice to the contrary shall have no effect on the Company, the Trustee or the agents of either.
Payment of Principal and Interest
       Each Note shall be dated as of the date of its authentication and, unless otherwise provided, shall bear interest, calculated on the basis of a 360-day year consisting of twelve 30-day months, from its Original Issue Date (defined below) or from the most recent Interest Payment Date to which interest has been paid, whichever is later, at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Notwithstanding the foregoing, each Note authenticated after the Regular Record Date (as defined below) for any Interest Payment Date but before such Interest Payment Date shall bear interest from such Interest Payment Date, unless the date of first authentication of Notes of the same interest rate and maturity (the “Original Issue Date”) is after such Regular Record Date but before such Interest Payment Date in which case such Note shall bear interest from such Original Issue Date. Interest on each Note will be payable semiannually in arrears on each September 1 and March 1, beginning on September 1, 2006, and at Maturity (each, an “Interest Payment Date”).
       Payments of interest on the Notes (other than interest payable at Maturity) will be made to the holders of such Notes (which, in the case of Global Notes representing book-entry notes, will be a nominee of the Depositary, as hereinafter defined) as of the Regular Record Date for each Interest Payment Date commencing with the first Interest Payment Date following the Original Issue Date; provided, however, that if the Original Issue Date of a Note is after a Regular Record Date and before the corresponding Interest Payment Date, interest for the period from and including such Original Issue Date for such a Note to but excluding the second Interest Payment Date following the Original Issue Date will be paid on such second Interest Payment Date to the Holder of such a Note on the Regular Record Date immediately preceding such second Interest Payment Date following the Original Issue Date; provided, further, that if any interest payable is not punctually paid, then such interest shall be paid to the Holder of the Notes on a special record date fixed by the Trustee, which shall be not more than 15 days and not less than 10 days prior to the date the Company proposes to pay such interest, and not less than 20 days after receipt by the Trustee of notice of the proposed payment in accordance with the Indenture. Payments of interest on Notes (other than interest payable at Maturity) will be made by wire transfer to the Depositary so long as the Notes are in book-entry form, or by check mailed to the registered holders of such Notes, in the event such Notes are issued in certificated form in the future. See “Book-Entry Notes.”

       The principal of the Notes and interest thereon payable at Maturity (whether at Stated Maturity or otherwise) will be paid upon surrender thereof at the office of the Trustee in New York, New York. All payments of principal of and interest on the Notes shall be made in United States dollars. The Companies may change the place of payment of the Notes, may appoint one or more paying agents (including the Companies) and remove any paying agents, all in their discretion. In the event the Company shall serve as its own paying agent with respect to any Notes, it shall, on or before the due date of the principal of or interest, if any, on such Notes, segregate and hold an amount equal to such principal or interest in trust for the Persons entitled thereto. Any money deposited with the Trustee or a paying agent or held by the Company in trust for the payment of the principal of or interest on any Note that remains unclaimed for two years must be paid to the Company or, if held by the Company, be discharged from the trust; provided that the Trustee or the Company may notify the relevant Holder entitled to the unclaimed money in accordance with the Indenture. Thereafter, such Holder shall become an unsecured general creditor of the Company.
       If, with respect to any Note, any Interest Payment Date or Stated Maturity is not a Business Day, payment of amounts due on such Note on such date may be made on the next succeeding Business Day, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such Business Day. To the extent lawful, overdue installments of principal and interest shall bear interest at a rate of      % per annum.
       The “Regular Record Date” with respect to any Interest Payment Date will be the fifteenth day (whether or not a Business Day) next preceding an Interest Payment Date.
Guarantees by HECO
       HECO will fully and unconditionally guarantee the due and punctual payment of the principal of and interest on the HELCO Notes and the MECO Notes, when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration or otherwise.
Optional Redemption; No Sinking Fund
       Each of the Companies, at its option, may redeem prior to Stated Maturity its Notes, in whole or in part, on any Business Day on or after                     , 20     , at a redemption price of           % of the principal amount of the Notes being redeemed, together with interest accrued on the Notes being redeemed to the redemption date. Notice of each such redemption must be given not more than 60 nor less than 30 days prior to the date set for redemption.
       None of the Notes are entitled to the benefit of a sinking fund or contain provisions for the repayment thereof at the option of the Holder.
Book-Entry Notes
       Except as described below, the Notes will be issued in whole or in part in the form of one or more Global Securities (each a “Global Security”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) or such other Depositary as is designated by the Companies (DTC and any other such depositary being hereinafter referred to as the “Depositary”), and registered in the name of the Depositary or its nominee. Upon issuance, all book-entry notes issued by one of the Companies and having the same Original Issue Date, Stated Maturity, interest rate and Interest Payment Dates will be represented by one or more Global Securities. Book-entry notes will not be exchangeable for notes in certificated form and, except under circumstances described below, will not otherwise be issuable in certificated form.
       So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the

Indentures. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form and will not be listed as the owners or holders thereof on the Securities Register maintained under the Indentures.
       If the Depositary is unwilling or unable to continue as depositary, or if the Depositary is no longer eligible or in good standing to serve in that capacity, and if a successor depositary is not appointed by the Companies within 90 days after the Companies receive such notice or become aware of such ineligibility, the Companies will issue individual notes in certificated form in exchange for the Global Security or Global Securities representing the corresponding Notes. The Companies may also at any time and in their sole discretion determine not to have any Notes represented by one or more Global Securities and, in such event, will issue individual definitive Notes in certificated form in exchange for the Global Securities representing the corresponding Notes. In addition, as soon as reasonably practicable after an Event of Default, the Companies are required to issue individual Notes in certificated form. In any such instance, an owner of a Note represented by a Global Security will be entitled to physical delivery of individual notes in certificated form equal in the principal amount of such Note and to have such Notes in certificated form registered in its name. Individual Notes in certificated form so issued will be issued as registered Notes in denominations, unless otherwise specified by the Companies, of $1,000 or any larger amount that is an integral multiple of $1,000 thereof.
       The following describes certain aspects of the book-entry system:

1. DTC will act as securities depositary for the Global Securities. The Global Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully-registered Global Securities will be issued for each issue of the Notes having the same Original Issue Date and terms, representing in the aggregate the aggregate principal amount of such issue, and will be deposited with DTC or a custodian.

2. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve Board, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (each of which is also a subsidiary of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

3. Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“Beneficial Owner”) is in turn to be recorded on the

Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant that purchased the Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global certificate representing the Notes.

4. To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership of the Notes. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners, and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent to Cede & Co. as the registered holder of the Notes. If less than all of the Notes are being redeemed, DTC will determine the amount of the interest of each Direct Participant to be redeemed in accordance with its procedures.

6. Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the company involved as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

7. Principal and interest payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts on the date on which interest is payable in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or the Companies, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

       The Companies, the Trust and the underwriters will have no responsibilities or obligations to any Participant or to any Beneficial Owner with respect to (i) the accuracy of any records maintained by DTC, its nominee or any Participant, (ii) the payment by DTC or any Participant of any amount with respect to the Notes, (iii) any notice which is permitted or required to be given to Participants or Beneficial Owners or (iv) any consent given or other action taken by DTC or its nominee as registered owner of the Notes.

       The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources (including DTC) that the Companies and the underwriters believe to be reliable, but the Companies and the underwriters assume no responsibility for the accuracy thereof.
       The underwriters are Direct Participants of DTC.
       None of the Companies, the Trustee, the Underwriters or any agent for payment or registration of transfer or exchange of any Global Security will have any responsibility or liability for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations or for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Transfer, Exchange and Replacement of Notes
       The following description concerning transfer, exchange and replacement of Notes will apply in the event use of the book-entry system is discontinued and Notes are delivered in certificated form to the beneficial owners thereof.
       The transfer of Notes may be registered, and Notes may be exchanged for other Notes of authorized denominations and of like tenor and aggregate principal amount, through the corporate trust office of the Trustee in New York, New York. Each of the Companies may from time to time change the place for registration of transfer of its Notes, may appoint one or more additional security registrars or transfer agents (including the Companies) and may remove any security registrar or transfer agent, all in its discretion. No service charge will be made for any transfer or exchange of the Notes, but the person requesting registration of such transfer or exchange may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
       The transfer of any Note may be registered only upon the books of registry kept by the Trustee and only upon surrender of such Note to the Trustee, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered owner or its duly authorized agent in such form as shall be satisfactory to the Trustee and the Company issuing the Note. In the event any Note is mutilated and surrendered to the Trustee, or if any Note is lost, stolen, or destroyed, the Trustee shall authenticate and deliver a new Note of like tenor upon satisfaction of the requirements set forth in the Indenture. Among other things, if a Note is destroyed, lost or stolen, as a condition to the issuance of a new Note, the Company and the Trustee must receive evidence to their satisfaction of the ownership of, and of the destruction, loss or theft of, the Note and such security or indemnity as they may reasonably require. The Company may also charge the holder for taxes and other governmental charges related to the issuance of a new Note and any other reasonable expenses connected therewith, including the fees and expenses of the Trustee.
       The manner of transferring ownership interests in the Notes while the Notes are in the book-entry system is described above under “Book-Entry Notes.”
Events of Default
       The following constitute Events of Default under the respective Indenture of each of the Companies with respect to each series of Notes from time to time outstanding thereunder:

(a) failure to pay any interest on any Indenture Security of such series (either by such Company or, with respect to the HELCO Indenture and the MECO Indenture, by HECO under its guarantee) within 30 days after the same becomes due and payable;

(b) failure to pay any principal of or premium, if any, on any Indenture Security of such series (either by such Company or, with respect to the HELCO Indenture and the MECO Indenture, by HECO under its guarantee) within three Business Days after the same becomes due and payable;

(c) failure to perform or breach of any covenant or warranty of the Company in its respective Indenture (other than a default in or breach of a covenant or warranty of the Company which is dealt with elsewhere in the “Event of Default” section of its Indenture or which was expressly included in its Indenture solely for the benefit of one or more series of Indenture Securities other than the Notes), for 60 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 33% in principal amount of the Indenture Securities of such series outstanding under the Indenture as provided in the Indenture, unless the failure to perform or breach is not reasonably susceptible of being cured or corrected within such 60-day period, in which case such failure or breach shall not constitute an Event of Default if the Company institutes corrective action within such 60-day period and diligently pursues it to completion within 150 days of such notice;

(d) certain events of or related to bankruptcy, insolvency or reorganization of the Company; or

(e) any other Event of Default specified with respect to Indenture Securities of such series.
Remedies
       If an Event of Default with respect to any series of Indenture Securities occurs and is continuing, then either the Trustee or the Holders of not less than 33% in principal amount of the outstanding Indenture Securities of such series may declare the principal amount (or if the Indenture Securities of such series are discount notes or similar Indenture Securities, such portion of the principal amount as may be specified with respect to such series) of all of the Indenture Securities of such series to be due and payable immediately, provided, however, that upon the occurrence of an event of or related to bankruptcy, insolvency or reorganization of the Company which constitutes an Event of Default, all the outstanding Indenture Securities shall become immediately due and payable without any action by the Trustee or any Holder, and provided, further, that if an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, the Trustee or the Holders of not less than 33% in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Indenture Securities of any one of such series.
       At any time after the declaration of acceleration with respect to the Indenture Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the respective Indenture, the Event or Events of Default giving rise to such declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

(a) the Company (or HECO with respect to the HELCO Indenture and the MECO Indenture) has paid or deposited with the Trustee a sum sufficient to pay: (1) all overdue interest on all Indenture Securities of such series; (2) the principal of and premium, if any, on any Indenture Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Indenture Securities; (3) interest upon overdue interest at the rate or rates prescribed therefor in such Indenture Securities, to the extent that payment of such interest is lawful; and (4) all amounts due to the Trustee under the Indenture; and

(b) any other Event or Events of Default with respect to the Indenture Securities of such series, other than the nonpayment of the principal of the Indenture Securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the respective Indenture.

       If an Event of Default with respect to the Indenture Securities of any series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities of such series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of such series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Indenture Securities of any one of such series; and provided, further, that (a) such direction will not be in conflict with any rule of law or with the respective Indenture and shall not involve the Trustee in a risk of personal liability in circumstances where reasonable indemnity would not, in the Trustee’s sole discretion, be adequate, (b) the Trustee may take any other action it deems proper which is not inconsistent with such direction, and (c) the Trustee shall not be obligated to take any action unduly prejudicial to Holders not joining in such direction. The right of a Holder of any Indenture Security of such series to institute a proceeding with respect to the respective Indenture is subject to certain conditions precedent which may prevent the Holder from instituting a proceeding, but each Holder has an absolute right to receive payment of principal and interest when due and to institute suit for the enforcement of any such payment. Each Indenture provides that a court may in its discretion require a Holder instituting suit for enforcement of any right or remedy under the Indenture, or against the Trustee, to file an undertaking to pay the costs of such suit and in certain circumstances to assess costs of suit, including reasonable attorneys’ fees, against such a Holder, provided, however, that this provision does not apply to suits instituted by one or more Holders holding in aggregate more than 10% in aggregate principal amount of the Outstanding Securities of all series in respect of which such suit is brought or by Holders seeking to enforce payment after Maturity. The respective Indenture provides that the Trustee, within 90 days after the occurrence of any default thereunder with respect to the Indenture Securities of a series, is required to give the Holders of the Indenture Securities of such series notice of any default known to it, unless cured or waived; provided, however, that, except in the case of a default in the payment of principal of or interest, if any, on any Indenture Securities of such series, the Trustee may withhold such notice if the Trustee determines in good faith that it is in the interest of such Holders to do so; and provided, further, that in the case of an Event of Default of the character specified above in clause (c) under “Events of Default,” no such notice shall be given to such Holders until at least 75 days after the occurrence thereof.
       If, upon a demand for payment by the Trustee following a failure to pay the principal of or interest, on the Notes in accordance with the Indenture, the Company (or HECO with respect to the HELCO Indenture and the MECO Indenture) shall fail to pay such principal or interest, or if an Event of Default shall have occurred and be continuing, the Trustee may institute a judicial proceeding for collection of the sums due and unpaid. Furthermore, the Trustee has the power to file a proof of claim in the event of a bankruptcy, insolvency, reorganization or the like with respect to the Company (or with respect to HECO under its guarantee in the HELCO Indenture and the MECO Indenture).
Covenants: Maintenance of Property, Preservation of Rights; Consolidation or Merger
       Each Company has agreed to cause, and to use reasonable efforts to cause with respect to property owned in common with others, all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order, ordinary wear and tear excepted, and to cause, and to use reasonable efforts to cause with respect to property owned in common with others, to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the judgment of the Company, may be necessary so that the business carried on in connection therewith may be properly conducted, provided, however, that the foregoing shall not prevent the Company from discontinuing, or causing the discontinuance of, the operation and maintenance of any of its properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business.
       Subject to the provisions described in the next paragraph, each Company has agreed to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights (charter and statutory) and franchises necessary or desirable in the conduct of its business; provided, however, that the Company shall not be required to preserve any such right or franchise if, in the judgment of the Company, (a) preservation thereof is no longer desirable in the conduct of the business of the Company and (b) the loss thereof does not adversely affect the interests of the Holders in any material respect.
       Each Company has also agreed that it will not consolidate with or merge into any other corporation or corporations or convey, transfer or lease its properties and assets substantially as an entirety to any Person or Persons unless (a) the corporation or corporations formed by such consolidation or into which the Company is merged or the Person or Persons which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture in form satisfactory to the Trustee, the due and punctual payment of the principal of and interest, if any, on all the outstanding Indenture Securities and the performance of all of the covenants of the Company under its respective Indenture, (b) immediately after giving effect to such transaction (and treating any indebtedness for borrowed money which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction) no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have occurred and be continuing, and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel as provided in its respective Indenture.
       Each Company has agreed to furnish annually to the Trustee a certificate as to whether the Company is in default of any of its obligations under the Indenture and whether an Event of Default has occurred and is continuing and, if so, specifying the nature and status of the default or Event of Default.
Modification and Waiver
       Without the consent of any Holders of Indenture Securities, each Company (and HECO with respect to the HELCO Indenture and the MECO Indenture) and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

(a) to evidence the succession of another Person to the Company (or HECO with respect to the HELCO Indenture and the MECO Indenture) and the assumption by any such successor of the covenants of the Company in its respective Indenture and the Indenture Securities or the covenants of HECO under its guarantee; or

(b) to add to the covenants of the Company (or HECO with respect to the HELCO Indenture and the MECO Indenture) for the benefit of the Holders of all or any series of outstanding Indenture Securities, or any tranche thereof, or to surrender any right or power conferred upon the Company (or HECO with respect to the HELCO Indenture and the MECO Indenture) by its respective Indenture; or

(c) to add any additional Event of Default with respect to all or any series of outstanding Indenture Securities or any tranche thereof; or

(d) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture, provided that if such change, elimination or addition will adversely affect the interests of the Holders of Indenture Securities of any series or tranche thereof in any material respect, such change, elimination or addition will become effective with respect to such series or tranche only when there is no Indenture Security of such series or tranche remaining outstanding under the respective Indenture; or

(e) to provide collateral security for the Indenture Securities of any series or tranche thereof; or

(f) to establish the form or terms of Indenture Securities of any series or tranche thereof as permitted by the respective Indenture; or

(g) to evidence and provide for the acceptance of appointment of a successor Trustee under the respective Indenture with respect to the Indenture Securities of one or more series and to add to or change any of the provisions of the respective Indenture as shall be necessary to provide for or to facilitate the administration of the trusts under the Indenture by more than one trustee; or

(h) to add to or change any of the provisions of the respective Indenture to permit or facilitate the issuance of Indenture Securities in bearer, form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the utilization of a noncertificated system of registration for any series of Indenture Securities; or

(i) to change any place where (1) the principal of and interest, if any, on Indenture Securities of any series, or any tranche thereof, shall be payable, (2) any Indenture Securities of any series, or any tranche thereof, may be surrendered for registration of transfer, (3) any Indenture Securities of any series, or any tranche thereof, may be surrendered for exchange and (4) notices and demands to or upon the Company in respect of the Indenture Securities of any series, or any tranche thereof, and the respective Indenture may be served; or

(j) to cure any ambiguity, to correct any defect or inconsistency or to make any other provisions with respect to matters or questions arising under the respective Indenture, provided such provisions shall not adversely affect the interests of the Holders of Indenture Securities of any series or tranche thereof in any material respect.

       Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), is amended after the date of the respective Indenture to require changes to the respective Indenture or the incorporation therein of additional provisions or permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, are required by the Trust Indenture Act to be contained in the Indenture, the Company (and HECO with respect to the HELCO Indenture and the MECO Indenture) and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or reflect any such change, incorporation or elimination.
       The consent of the Holders of not less than a majority in principal amount of the Indenture Securities of all series then outstanding under the respective Indenture, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture pursuant to an indenture or supplemental indenture in any respect other than as set forth above; provided, however, that if less than all of the series of Indenture Securities outstanding under the Indenture are directly affected by a supplemental indenture, then the consent only of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series so directly affected, considered as one class, will be required, and provided, further, that if the Indenture Securities of any series shall have been issued in more than one tranche and if the proposed supplemental indenture shall directly affect the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then the consent only of the Holders of a majority in aggregate principal amount of the Indenture Securities outstanding of all tranches so directly affected, considered as one class, shall be required; and provided, further, that no such supplemental indenture will, without the consent of the Holder of each Indenture Security outstanding under the Indenture of each such series directly affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Indenture Security, or reduce the principal thereof or the rate of interest thereon or the method of calculating such rate or the amount of any installment of interest thereon, or reduce the amount of principal payable upon acceleration of a discount note, or change the coin or currency (or other property) in which that Indenture Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or in the case of redemption on or after the redemption date), (b) reduce the percentage in principal amount of the Indenture Securities outstanding under such series or tranche required to consent to any supplemental indenture or waiver under the Indenture or to reduce the requirements for quorum and voting, (c) modify certain of the provisions in the respective Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults, or (d) with respect to the HELCO Indenture and the MECO Indenture, change HECO’s payment obligations under its related guarantee.
       A supplemental indenture which changes or eliminates any covenant or other provision of the respective Indenture which has expressly been included solely for the benefit of one or more particular series of Indenture Securities, or of one or more tranches thereof, or which modifies the rights of the Holders of Indenture Securities of such series or tranches with respect to such covenant or other provision, shall be deemed not to affect the rights under the respective Indenture of the Holders of Indenture Securities of any other series or tranche.
       The Holders of a majority of the aggregate principal amount of Indenture Securities outstanding of all series and tranches may waive certain provisions of the Indenture, including the requirements that the Company (i) maintain a payment office or agency in the Borough of Manhattan, City of New York and in each Place of Payment, (ii) preserve its corporate existence and all rights and franchises, (iii) maintain and repair all properties useful in the conduct of its business, (iv) deliver a written statement to the Trustee within 120 days after each fiscal year certifying that the Company is not in default of its obligations under the Indenture and that no Event of Default has occurred and is continuing and (v) not merge with other companies or transfer substantially all its assets. The Holders of a majority of the aggregate principal amount of Indenture Securities outstanding of each series may waive, on behalf of the Holders of Indenture Securities of such series, any past defaults, except for a default in the payment of principal of or interest on such series.
Satisfaction and Discharge
       The Indenture Securities of any series, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the respective Indenture (except as to any surviving rights of registration of transfer or exchange expressly provided for in the Indenture), and the entire indebtedness of the Company in respect thereof will be deemed to have been satisfied and discharged, if there shall have been irrevocably deposited with the Trustee, in trust (a) money in an amount which will be sufficient, or (b) in the case of a deposit made prior to the Maturity of the Notes, Government Obligations (as defined below), which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with the money, if any, deposited with or held by the Trustee, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the Notes prior to the Maturity thereof. For this purpose, Government Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and, subject to certain conditions, certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof.
       As a condition to defeasing the Notes as described above prior to Maturity, the Company is obligated to deliver specified certificates and opinions, including either a private Internal Revenue

Service ruling or, if based on a change in law since the Original Issue Date, a legal opinion to the effect that the defeasance of the Notes will be tax free to the Holders of the Notes to be defeased.
Concerning the Trustee
       The Trustee is Wells Fargo Bank, National Association. Wells Fargo Securities, LLC, an affiliate of Wells Fargo Bank, National Association, is one of the underwriters for this offering. HECO had undrawn lines of credit with Wells Fargo Bank, National Association in the amount of $25 million as of December 31, 2005.
Governing Law
       Each of the Indentures, the Notes and the guarantees of HECO will be governed by the laws of the State of New York.

UNDERWRITING
       Each of the Companies and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the respective principal amount of the HECO Notes, the HELCO Notes and the MECO Notes set forth opposite its name in the following table:

	Principal	Principal	Principal
	Amount of	Amount of	Amount of
Underwriters	HECO Notes	HELCO Notes	MECO Notes

Goldman, Sachs & Co.	$	$	$
A.G. Edwards & Sons, Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Total	$100,000,000	$50,000,000	$15,000,000

       The underwriters are committed to take and pay for all of the Notes being offered, if any are taken.
       Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to           % of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to           % of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.
       The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
       In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.
       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
       These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the Notes. As a result, the prices of the Notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:
       (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
       (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
       (c) in any other circumstances which do not require the publication by the Companies of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       Each underwriter has represented and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Companies and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
       The Notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $375,000.
       We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment and commercial banking services for the Companies and their affiliates, for which they received or will receive customary fees and reimbursement of expenses. Wells Fargo Securities, LLC, one of the underwriters, is an affiliate of the Trustee.
VALIDITY OF THE NOTES AND GUARANTEES
       The validity of the Notes and the HECO guarantees will be passed upon for the Companies by Goodsill Anderson Quinn & Stifel, a Limited Liability Law Partnership LLP, Honolulu, Hawaii. Certain legal matters will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Goodsill Anderson Quinn & Stifel LLP will rely as to all matters of New York law upon the opinion of Pillsbury Winthrop Shaw Pittman LLP, and Pillsbury Winthrop Shaw Pittman LLP will rely as to all matters of Hawaii law upon the opinion of Goodsill Anderson Quinn & Stifel LLP.
EXPERTS
       The consolidated financial statements and schedule of HECO and its subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been included in HECO’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference herein and in the registration statement of which this prospectus is a part, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2004 and 2003 consolidated financial statements and schedule refer to a change in the method of accounting for the consolidation of variable interest entities.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Until                     , 200     , all dealers that effect transactions in the HELCO Notes or the MECO Notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$100,000,000
Hawaiian Electric
Company, Inc.
              % Notes due 2036
$50,000,000
Hawaii Electric
Light Company, Inc.
              % Notes due 2036
Fully and Unconditionally
Guaranteed by
Hawaiian Electric Company, Inc.
$15,000,000
Maui Electric
Company, Limited
              % Notes due 2036
Fully and Unconditionally
Guaranteed by
Hawaiian Electric Company, Inc.

PROSPECTUS

Goldman, Sachs & Co.
A.G. Edwards
Lehman Brothers
Merrill Lynch & Co.
Wells Fargo Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuances and Distribution*

Filing fee for registration statement	$17,655
Legal fees and expenses	120,000
Fees of rating agencies	125,000
Accounting fees and expenses	65,000
Printing and engraving expenses	30,000
Trustee fees and expenses**	2,000
Blue sky fees and expenses	7,500
Other	7,845

Total	$375,000

*	All amounts other than the SEC filing fee are estimated.

**	Does not include annual service fee.

Item 15.	Indemnification of Directors and Officers
       The respective Articles of Incorporation of HECO, HELCO and MECO, as amended, provide that HECO, HELCO and MECO, as the case may be and subject to certain exceptions, shall indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding to which such person is a party or is threatened to be made a party by reason of being or having been a director, officer, employee or agent of HECO, HELCO and MECO, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of such Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to an action brought by or in the right of HECO, HELCO and MECO, as the case may be, in which such person is adjudged to be liable for negligence or misconduct in the performance of that person’s duty to such Company, indemnification may be made only to the extent deemed fair and reasonable in view of all the circumstances of the case by the court in which the action was brought or any other court having jurisdiction. A similar indemnity in the Restated Articles of Incorporation of Hawaiian Electric Industries, Inc. (“HEI”), HECO’s parent corporation, is extended to persons serving at the request of HEI as a director, officer, employee or agent of another enterprise, which could include each of the Companies. The indemnification provisions in the Articles of Incorporation were authorized at the time of their adoption by the applicable provisions of the Hawaii Revised Statutes, and substantially similar authorizing provisions are currently set forth in Section 414-242 of the Hawaii Revised Statutes.
       At HEI’s annual meeting of stockholders held on April 18,1989, the stockholders adopted a proposal authorizing HEI to enter into written indemnity agreements with its officers and directors, including in their capacities as officers and directors of subsidiaries of HEI. Pursuant to such authority, HEI has entered into agreements of indemnity with certain of its officers and directors, some of whom serve as directors and officers of the Companies. The agreements provide for advancement of expenses and for mandatory indemnification to the fullest extent authorized or permitted by law, which could among other things protect officers and directors of the Companies from certain liabilities under the Securities Act of 1933. Indemnification under the agreements may be provided without a prior determination that an officer or director acted in good faith or in the best interests of HEI, and without prior court approval provide for indemnification against expenses (including attorneys’ fees), judgments, fines and settlement amounts in connection with any action by or in the right of HEI.

       Under a directors’ and officers’ liability insurance policy, directors and officers are insured against certain liabilities, including certain liabilities under the Securities Act of 1933.
       Reference is made to Section 10 of the Underwriting Agreement, which indemnifies the directors and officers of HECO, HELCO and MECO against certain liabilities, including certain liabilities under the Securities Act of 1933.

Item 16.	Exhibits

	† 1		—	Form of Underwriting Agreement
	† 4	(a)	—	Form of Indenture, dated as of March 1, 2006, between HECO and Wells Fargo Bank, National Association, as Trustee
	† 4	(b)	—	Form of Indenture, dated as of March 1, 2006, among HELCO, HECO, as guarantor, and Wells Fargo Bank, National Association, as Trustee
	† 4	(c)	—	Form of Indenture, dated as of March 1, 2006, among MECO, HECO, as guarantor, and Wells Fargo Bank, National Association, as Trustee
	† 4	(d)	—	Form of Officers’ Certificate Pursuant to the HECO Indenture (including form of HECO Note)
	† 4	(e)	—	Form of Officers’ Certificate Pursuant to the HELCO Indenture (including form of HELCO Note)
	† 4	(f)	—	Form of Officers’ Certificate Pursuant to the MECO Indenture (including form of MECO Note)
	† 5	(a)	—	Opinion of Goodsill Anderson Quinn & Stifel LLP
	† 5	(b)	—	Opinion of Pillsbury Winthrop Shaw Pittman LLP
*	12		—	Computation of Ratio of Earnings to Fixed Charges
*	23	(a)	—	Consent of KPMG LLP
	†23	(b)	—	Consent of Goodsill Anderson Quinn & Stifel LLP (to be included in Exhibit 5(a))
	†23	(c)	—	Consent of Pillsbury Winthrop Shaw Pittman LLP (to be included in Exhibit 5(b))
*	24	(a)	—	Power of Attorney for HECO
*	24	(b)	—	Power of Attorney for HELCO
*	24	(c)	—	Power of Attorney for MECO
*	25	(a)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the HECO Indenture
*	25	(b)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the HELCO Indenture
*	25	(c)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the MECO Indenture

*	Filed with this registration statement.

†	To be filed by pre-effective amendment to this registration statement.

Item 17.	Undertakings
       Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of HECO’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
       Each of the undersigned registrants hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any of the Companies pursuant to the provisions described under Item 15 above, or otherwise, each of the Companies has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any of the Companies of expenses incurred or paid by a director, officer or controlling person of any of the Companies in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the respective Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, each Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, reasonably believes that the securities rating requirement contained in Transaction Requirement B.2 of Form S-3 will be met by the time of the sale of the securities registered hereunder, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Honolulu, State of Hawaii, on the 20th day of January, 2006.

HAWAIIAN ELECTRIC COMPANY, INC.
HAWAII ELECTRIC LIGHT COMPANY, INC.
MAUI ELECTRIC COMPANY, LIMITED

By	/s/ Tayne S.Y. Sekimura

Tayne S.Y. Sekimura
Financial Vice President
       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with Hawaiian Electric Company, Inc. and on the dates indicated.

Signatures	Title	Date

Robert F. Clarke* Robert F. Clarke	Chairman	January 20, 2006

T. Michael May* T. Michael May	President and Chief Executive Officer and Director (Principal Executive Officer)	January 20, 2006

Tayne S.Y. Sekimura* Tayne S.Y. Sekimura	Financial Vice President (Principal Financial Officer)	January 20, 2006

Patsy H. Nanbu* Patsy H. Nanbu	Controller (Principal Accounting Officer)	January 20, 2006

Thomas B. Fargo* Thomas B. Fargo	Director	January 20, 2006

Timothy E. Johns* Timothy E. Johns	Director	January 20, 2006

A. Maurice Myers* A. Maurice Myers	Director	January 20, 2006

David M. Nakada* David M. Nakada	Director	January 20, 2006

Signatures		Title	Date

Diane J. Plotts* Diane J. Plotts		Director	January 20, 2006

Crystal K. Rose* Crystal K. Rose		Director	January 20, 2006

James K. Scott* James K. Scott		Director	January 20, 2006

Anne M. Takabuki* Anne M. Takabuki		Director	January 20, 2006

Kelvin H. Taketa* Kelvin H. Taketa		Director	January 20, 2006

Barry K. Taniguchi* Barry K. Taniguchi		Director	January 20, 2006

Jeffrey N. Watanabe* Jeffrey N. Watanabe		Director	January 20, 2006

*By	/s/ Tayne S.Y. Sekimura Tayne S.Y. Sekimura For herself and as Attorney-in-fact for the above mentioned officers and directors

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with Hawaii Electric Light Company, Inc. and on the dates indicated.

Signatures		Title	Date

T. Michael May* T. Michael May		Chairman	January 20, 2006

Robert F. Clarke* Robert F. Clarke		Director	January 20, 2006

Warren H. W. Lee* Warren H. W. Lee		President and Director (Principal Executive Officer)	January 20, 2006

Tayne S.Y. Sekimura* Tayne S.Y. Sekimura		Financial Vice President (Principal Financial Officer and Principal Accounting Officer)	January 20, 2006

*By	/s/ Tayne S.Y. Sekimura Tayne S.Y. Sekimura For herself and as Attorney-in-fact for the above mentioned officers and directors

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with Maui Electric Company, Limited and on the dates indicated.

Signatures		Title	Date

T. Michael May* T. Michael May		Chairman	January 20, 2006

Robert F. Clarke* Robert F. Clarke		Director	January 20, 2006

Edward L. Reinhardt* Edward L. Reinhardt		President and Director (Principal Executive Officer)	January 20, 2006

Tayne S.Y. Sekimura* Tayne S.Y. Sekimura		Financial Vice President (Principal Financial Officer and Principal Accounting Officer)	January 20, 2006

*By	/s/ Tayne S.Y. Sekimura Tayne S.Y. Sekimura For herself and as Attorney-in-fact for the above mentioned officers and directors

Exhibits

†	1		—	Form of Underwriting Agreement
†	4	(a)	—	Form of Indenture, dated as of March 1, 2006, between HECO and Wells Fargo Bank, National Association, as Trustee
†	4	(b)	—	Form of Indenture, dated as of March 1, 2006, among HELCO, HECO, as guarantor, and Wells Fargo Bank, National Association, as Trustee
†	4	(c)	—	Form of Indenture, dated as of March 1, 2006, among MECO, HECO, as guarantor, and Wells Fargo Bank, National Association, as Trustee
†	4	(d)	—	Form of Officers’ Certificate Pursuant to the HECO Indenture (including form of HECO Note)
†	4	(e)	—	Form of Officers’ Certificate Pursuant to the HELCO Indenture (including form of HELCO Note)
†	4	(f)	—	Form of Officers’ Certificate Pursuant to the MECO Indenture (including form of MECO Note)
†	5	(a)	—	Opinion of Goodsill Anderson Quinn & Stifel LLP
†	5	(b)	—	Opinion of Pillsbury Winthrop Shaw Pittman LLP
*	12		—	Computation of Ratio of Earnings to Fixed Charges
*	23	(a)	—	Consent of KPMG LLP
†	23	(b)	—	Consent of Goodsill Anderson Quinn & Stifel LLP (to be included in Exhibit 5(a))
†	23	(c)	—	Consent of Pillsbury Winthrop Shaw Pittman LLP (to be included in Exhibit 5(b))
*	24	(a)	—	Power of Attorney for HECO
*	24	(b)	—	Power of Attorney for HELCO
*	24	(c)	—	Power of Attorney for MECO
*	25	(a)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the HECO Indenture
*	25	(b)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the HELCO Indenture
*	25	(c)	—	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association, as Trustee under the MECO Indenture

*	Filed with this registration statement.

†	To be filed by pre-effective amendment to this registration statement.